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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For May 2, 2008

Commission File Number 000-17434

DRAXIS HEALTH INC.
(Translation of registrant's name into English)

Suite 4700, TD Bank Tower
Toronto Dominion Centre
Toronto, Ontario M5K 1E6
CANADA
(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.
	By:	/s/ ALIDA GUALTIERI Alida Gualtieri General Counsel & Secretary
Dated: May 2, 2008

EXHIBITS

Exhibit No.	Description
99.1	Management Information Circular of DRAXIS Health Inc., dated April 25, 2008, as distributed to shareholders
99.2	Letter of Transmittal for Registered Holders of Common Shares of DRAXIS Health Inc.
99.3	Form of Proxy

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SIGNATURES
EXHIBITS